UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41796

CL WORKSHOP GROUP LIMITED

Avenida da Amizade no. 1287

Chong Fok Centro Comercial, 13 E

Macau S.A.R.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On September 30, 2026, CL Workshop Group Limited (the “Company”) entered into an at-the-market sales agreement (the “Sales Agreement”) with Chaince Securities, LLC (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time through the Sales Agent, American Depositary Shares (the “ADSs”), each representing eight (8) Class A Ordinary Shares, par value $0.001 per share (the “Class A Ordinary Shares”), of the Company, in an aggregate amount of up to $200,000,000.

The Company is not obligated to sell any ADS under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal law, rules and regulations, and the rules of The Nasdaq Stock Market to sell ADSs from time to time based upon the Company’s instructions, including any price, time, or size limits specified by the Company. Upon delivery of a sales notice, and subject to the Company’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell the ADSs by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. The Company will pay the Sales Agent (i) a commission of 3.0% of the aggregate gross proceeds from each sale of ADSs, and (ii) a non-accountable expense allowance equal to 1.0% of the aggregate gross proceeds from each sale of ADSs for the fees and expenses of the Sales Agent’s legal counsel and other out-of-pocket expenses incurred by the Sales Agent in connection with the offering. The Company has also agreed to provide the Sales Agent with customary indemnification and contribution to the Sales Agent against certain liabilities, including liabilities under the Securities Act. The Sales Agreement also contains customary representations and warranties and conditions to the sale of the ADSs pursuant thereto.

The ADSs will be offered and sold pursuant to the prospectus supplement, dated September 30, 2026, and the accompanying base prospectus, under the Company’s registration statement on Form F-3 (Registration No. 333-297543), filed with the Securities and Exchange Commission on July 17, 2026 and declared effective on July 29, 2026 (the “Registration Statement”), for an aggregate offering amount of up to $200,000,000.

The Company intends to use the net proceeds from this offering for working capital and general corporate purposes and new product development.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sales Agreement, which is attached as Exhibit 10.1 to the current report.

This Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-297543), the prospectus supplement relating to the offering of the ADSs and the Form S-8 (Registration No. 333-299186), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the ADSs discussed herein, nor shall there be any offer, solicitation, or sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

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EXHIBIT INDEX

Exhibit No.	Description
5.1	Legal Opinion of Ogier
10.1	Sales Agreement, dated September 30, 2026, by and between the Company and the Sales Agent
23.1	Consent of Ogier (included in Exhibit 5.1)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CL Workshop Group Limited

Date: October 2, 2026
	By:	/s/ Liying Wang
	Name:	Liying Wang
	Title:	Director and Chief Executive Officer

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